February 2, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Utah Medical Products, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-153361)
Request for Withdrawal

Ladies and Gentlemen:

The Company hereby applies for withdrawal of its registration statement on Form S-3 (File No. 333-153361), which became effective upon its filing with the Securities and Exchange Commission (the “Commission”) on September 8, 2008, together with all exhibits thereto.  Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company is withdrawing the Registration Statement because more than three years have passed since the initial effective date and the securities registered may no longer be bought or sold pursuant to Rule 415(a)(5) of the Securities Act.  No securities were sold in connection with the Registration Statement.

The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use pursuant to Rule 457(p) of the Securities Act.

If you have questions related to this request, please call me at 801-569-4200 or call James R. Kruse of Kruse Landa Maycock & Ricks, LLC, at (801) 531-7090.

Sincerely,

Utah Medical Products, Inc.

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer

7043 S 300 W, Midvale, Utah 84047 • Telephone (801) 566-1200 • Facsimile (801) 566-7305